Exhibit 99.1

                                    Footnote
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(2)  Units representing the Deferred Stock Award shall vest in the following increments, unless Mr. Alon's continuous service with Comverse or a subsidiary or parent company has terminated prior to such vesting date: 80% on April 30, 2007, 15% on April 30, 2008 and 5% on July 14, 2009, subject to acceleration of vesting in certain circumstances. If Mr. Alon's employment as Chief Executive Officer is terminated prior to April 30, 2007 by the Company other than for cause or by Mr. Alon for good reason, the units representing the Deferred Stock Award shall vest as follows: 25% on the date of termination of employment, 55% on April 30, 2007, 15% on April 30, 2008 and 5% on July 14, 2009, subject to acceleration of vesting in certain circumstances. Shares (or, at the Company's election, cash in lieu of such shares) will be delivered in settlement of the portion of the Deferred Stock Award vesting on or before April 30, 2007 at the earlier of
     (a) the business day after the first date during 2008 on which the shares in settlement of the Deferred Stock Award are registered under a registration statement on Form S-8 and (b) December 31, 2008, and with respect to the portions of the Deferred Stock Award vesting after April 30, 2007, the applicable vesting date.